SIGMA LITHIUM ANNOUNCES THE RESUMPTION
OF MINING ACTIVITIES AT MINE 1, WITH
OVER 600 PEOPLE WORKING ON SITE

HIGHLIGHTS

•	Sigma Lithium announces the resumption of mining activities at its Mine 1 in Vale do Jequitinhonha in Brazil, as scheduled.
•	This step successfully concludes the restructuring of mining operations aimed at increasing safety and operating efficiency, with the Company’s technical leadership managing mining activities and planning, while incorporating a larger off-road mining fleet to match the increased production capacity achieved by the Greentech Industrial Plant.
•	The restructuring was financed in part by the commercial success of Sigma Lithium’s high-purity low-grade lithium oxide concentrate fines, which can potentially generate equivalent proceeds to those of selling approximately 70,000t of Sigma Lithium’s high grade lithium oxide concentrate product.
•	The new mining operational structure is expected to fully support the increase in production scale planned within the next 12 months, with the resumption of construction and subsequent commissioning of the Phase 2 Greentech Industrial Plant.
•	Demonstrating how Sigma Lithium’s low costs can enable the generation of robust cash flows under any production scenario for Phase 1, we provided an illustrative annual guidance for cash flow generation utilizing two different historical scenarios for Phase 1’s ongoing production (220,000tpy and 240,000tpy) and for Phase 2 (520,000tpy); (see Table 1 below). The Company will provide guidance for the full year 2026 output once production resumption reaches a “steady state” during 1Q26.

Sao Paulo, February 2, 2026. Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium concentrate, announces that it has resumed mining activities at the Company’s Mine 1 in Vale do Jequitinhonha in Brazil, as scheduled.

The resumption successfully concluded the restructuring of the Sigma Lithium’s mining operations that occurred during 4Q25, with the Company’s technical leadership directing and managing all mining restructuring activities and planning and leading subcontractors providing equipment, including blasting and drilling services, as well a regional workforce of mining personnel (drivers and machine operators). In addition to increasing safety and operating efficiency, this restructuring had the objective of tripling previous earth moving capabilities through the incorporation of a larger “off road” equipment fleet to match the increased production capacity of the Company’s Greentech Industrial Plant while providing the cadence of ore delivery it required.

The restructuring was financed in part by the commercial success of Sigma Lithium’s high-purity low-grade lithium oxide concentrate fines (“Fines”), produced by the Greentech Industrial Plant (dry stacked). The sale of Fines started generating meaningful gross proceeds. Illustratively, applying the price of US$140/t (last sale) to the inventory available of 950,000t (at year end), this can potentially generate equivalent proceeds to selling approximately 70,000t of Sigma Lithium’s high-grade lithium oxide concentrate at US$1,800/t (3 months of the Greentech Industrial Plant’s main product output). Additionally, Sigma Lithium was able to benefit from the financial support of its large global clients and financiers, which have continuously been providing contractual collateral and working capital lines against future production (70.5kt, as previously announced), replacing additional third-party capital that would have been required. The new mining operational structure is expected to fully support the increase in production scale planned within the next 12 months, with the resumption of construction and subsequent commissioning of the Phase 2 Greentech Industrial Plant, designed to meet the fast-growing demand for lithium battery materials.

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The mining restart is being structured according to a staged equipment deployment plan, with third-party equipment deployed on site, followed by leased equipment, in alignment with mine sequencing and site safety protocols. This approach ensures a controlled ramp-up process within 1Q26, resulting in the delivery of gradually increasing volumes of ore to Sigma Lithium’s Greentech Industrial Plant, which has continued to operate by processing strategic stockpiles of dry-stacked tailings and previously mined ore (OSP-mixed with higher quantities of host rock).

The Company will provide guidance for the full year 2026 output once production resumption reaches a “steady state” during 1Q26, once all equipment is mobilized and mining activities are running at full capacity. The table below illustrates Sigma Lithium’s potential cash flow generation utilizing two different historical scenarios for Phase 1 ongoing production and for Phase 2 and demonstrates how the Company’s low costs can enable the generation of robust cash flows under various production scenarios for Phase 1 and in different lithium price environments, demonstrating the operational resilience to withstand the volatility of lithium markets.

Table 1

Guidance for Production Volumes and Costs per Tonne (US$/t)	Estimated 12 Month Period (Phase 1 Only)*		Estimated FY2027E (Phases 1 & 2)

	FY2026E	FY2026E*
Production Volumes	220,000	270,000	520,000
CIF China Cash Cost	(440)	(440)	(440)
Maintenance Capex + Other Expenses	(12)	(12)	(12)
ESG, G&A Expenses	(80)	(80)	(32)
Interest Expenses	(67)	(67)	(27)
All-In Sustaining Cost	(599)	(599)	(511)

Cash Flow Forecasts at Various Realized Prices (US$ M)**
Cash Flow @ US$1,000/t	$78	$96	$225
Cash Flow @ US$1,400/t	$156	$191	$408
Cash Flow @ US$1,800/t	$233	$286	$592
*Annualized production following the end of ramp-up period using the historical annualized monthly loow and high outputs. **Prices used to calculate cash flow are grade adjusted.

Sigma Lithium’s unique business model, which is focused on maximizing operating margins and enhancing its low-cost position, has turned the Company into a pillar of the global battery supply chain and consolidated the Sigma Lithium as leading lithium producer. This is demonstrated by the steadfast commitment of its large clients to financially supporting Sigma Lithium’s successful resumption of mining activities.

Ana Cabral, Ceo and Co-Chairperson of Sigma Lithium, said:

“The restructuring of our mining operations underscores Sigma Lithium’s commitment to safety-first, as well as disciplined execution during the downcycle and intense price volatility of 2025. This operational  approach highlights our focus on efficiency and continuous pursuit of higher margins and cash generation. The upgrading our mining operations will enable us to fully benefit from the substantial capacity improvements executed in the Greentech Industrial Plant.”

“The resumption of mining activities on schedule was the result of the relentlessness focus of our team of 600 people at Vale do Jequitinhonha - synchronized with our financial and commercial teams traveling globally. We are honored to have a core group of clients and financiers who have been steadfast in their commitment to support Sigma Lithium. We are grateful to our regulators at Brazil’s National Mining Agency (ANM) and Brazil’s Ministry of Mines and Energy (MME), as well as the Minas Gerais State Government, who have demonstrated their focus on maintaining the prosperity wave brought to over 19,000 people in Vale do Jequitinhonha.”

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QUALIFIED PERSONS

The qualified person (QP) for the Grota do Cirilo reserve estimate is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingenieurs du Quebec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), is a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium oxide concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain, producing Quintuple Zero Green Lithium: zero coal power, zero tailings dams, zero utilization of potable water, zero use of hazardous chemicals and zero accidents.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company is now constructing a second plant to double its production capacity.

For more information about Sigma Lithium, visit our website

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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